UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

Overseas Shipholding Group, Inc.
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

690368 10 5
(CUSIP Number)

Peter G. Samuels, Esq., Proskauer Rose LLP Eleven Times Square, New York New York 10036 (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Check the following box if a fee is being paid with this statement: ☐.

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Oudi Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500*
	8	SHARED VOTING POWER 3,513,513
	9	SOLE DISPOSITIVE POWER 11,500*
	10	SHARED DISPOSITIVE POWER 3,513,513
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,577,159
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%
14		TYPE OF REPORTING PERSON IN

* Includes 4,000 options held by the reporting person.

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Diane Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,513,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,513,513
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,513,513
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.53%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Ariel Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000**
	8	SHARED VOTING POWER 3,513,513
	9	SOLE DISPOSITIVE POWER 2,000**
	10	SHARED DISPOSITIVE POWER 2,993,638
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,515,513
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.54%
14		TYPE OF REPORTING PERSON IN

** Includes 2,000 options held by the reporting person.

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Leon Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,513,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,993,638
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,513,513
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.53%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Yudith Yovel Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,513,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,993,638
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,513,513
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.53%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 519,875
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%
14		TYPE OF REPORTING PERSON OO - Trust

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 8 of 11 Pages

1		NAME OF REPORTING PERSONS Michael Recanati, individually and as trustee of Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,368
	8	SHARED VOTING POWER 3,513,513
	9	SOLE DISPOSITIVE POWER 16,368
	10	SHARED DISPOSITIVE POWER 3,513,513
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,582,027
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.76%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 9 of 11 Pages

1		NAME OF REPORTING PERSONS Michele Kahn, as trustee of Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 519,875
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%
14		TYPE OF REPORTING PERSON IN

Item 2. Identity and Background.

Item 2 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraphs:

(a) Name

(b) Residence or business address

(c) Present Principal Occupation

The Starec Trust

A trust for the benefit of Michael Recanati, Ira Statfeld and other discretionary beneficiaries
c/o Michael Recanati and Michele Kahn, as Investment Trustees
641 Lexington Avenue
Suite 1512
New York, NY 10022

Michael Recanati
Executive
Lotus Star LLC
641 Lexington Avenue
Suite 1512
New York, NY 10022

Michele Kahn
Michele Kahn disclaims beneficial ownership of the Common Stock held by The Starec Trust
Kahn & Goldberg, LLP
708 Third Avenue
19th Floor
New York, New York 10017

(d) and (e)

Neither of Mr. Recanati nor Ms. Kahn, during the last five years, has been convicted in a criminal proceeding or subject to any judgment, decree or final order referred to in Items 2(d) and (e).

(f) Citizenship

The Starec Trust is located in the state of Alaska. Michael Recanati is a citizen of United States. Michele Kahn is a citizen of United States.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraphs:

Commencing on June 6, 2011, Oudi Recanati purchased, with personal funds, an aggregate of 410,298 shares of Common Stock in open market purchases on the New York Stock Exchange, as set forth below.

Date	Number of Shares	Price
6/6/2011	3,500	$25.45
6/6/2011	25,000	$25.93
6/8/2011	20,021	$25.00
6/8/2011	46,500	$25.50
6/8/2011	50,000	$26.00
6/9/2011	43,103	$25.00
6/15/2011	22,174	$26.50
8/4/2011	100,000	$19.86
8/4/2011	100,000	$20.11

In addition, Yudith Yovel Recanati purchased 25,000 shares of Common Stock at $26.60 per share on June 15, 2011.

Pursuant to the First Amendment to the Amended and Restated Stockholders Agreement, among Diane Recanati, Oudi Recanati, Leon Recanati, Capital Generations Company Ltd., Yudith Recanati, Ariel Recanati, David Recanati, the SEAVIEW Trust and Starec Trust, dated as of December 18, 2003, each of Oudi Recanati, Diane Recanati, Ariel Recanati, Leon Recanati, Yudith Recanati and Michael Recanati, may be deemed to share the power to vote 3,513,513 shares of Common Stock and the power to dispose of 2,993,638 shares of Common Stock.

Pursuant to a separate Stockholders Agreement, by and among Diane Recanati, Oudi Recanati and Starec Trust, dated as of September 10, 2003, each of Diane Recanati, Oudi Recanati, Starec Trust, Michael Recanati, as trustee of Starec Trust, and Michele Kahn, as trustee of Starec Trust, may be deemed to share the power to dispose of 519,875 shares of Common Stock.

In addition, Diane Recanati, Oudi Recanati, Leon Recanati, Yudith Recanati, Ariel Recanati and Michael Recanati, as directors and officers of the Recanati Foundation, may be deemed to share the power to vote and dispose of 52,146 shares of Common Stock held by The Recanati Foundation.

Oudi Recanati and Ariel Recanati have options (exercisable within 60 days) to purchase 4,000 and 2,000 shares of Common Stock, respectively, under the Issuer's Non-Employee Directors Stock Option Plan.

Item 7.  Material to Be Filed as Exhibits

1.  Joint Filing Agreement.

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

8/22/2011	/s/ Oudi Recanati
Date	Oudi Recanati

8/22/2011	/s/ Diane Recanati
Date	Diane Recanati

8/22/2011	/s/ Ariel Recanati
Date	Ariel Recanati

8/22/2011	/s/ Leon Recanati
Date	Leon Recanati

8/22/2011	/s/ Yudith Yovel Recanati
Date	Yudith Yovel Recanati

Starec Trust

8/22/2011	/s/ Michael Recanati
Date	Michael Recanati, individually and as Investment Trustee of Starec Trust

8/22/2011	/s/ Michele Kahn
Date	Michele Kahn, as Investment Trustee of Starec Trust